
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bouck Brothers Distilling, Inc. (f/k/a Bouck Brothers Distilling LLC)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Colorado

    Date of organization
    September 29, 2015

Physical address of issuer
2731 Colorado Blvd, Idaho Springs, CO 80452

Website of issuer
www.bouckbros.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2.0% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
5,000

Price (or method for determining price)
$10.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At Company's discretion

Maximum offering amount (if different from target offering amount)
$450,000.00

Deadline to reach the target offering amount
December 19, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$58,870	$107,969
Cash & Cash Equivalents	$8,451	$99,336
Accounts Receivable	$264	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$20,215	$0.00
Cost of Goods Sold	$12,952	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$40,808	$9,640

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 19, 2017

FORM C

Up to $450,000.00

Bouck Brothers Distilling, Inc.



Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Bouck Brothers Distillery, a Colorado Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $450,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing, and a number of Securities that is equal to 2.0% (two percent) of the total amount of Securities sold in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$450,000.00	$31,500.00	$418,500.00

1.   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bouckbros.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 19, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the

circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.bouckbros.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity

to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bouck Brothers Distilling, Inc. (the "Company" or "Bouck Brothers") is a Colorado Corporation, formed on September 29, 2015. The Company was formerly known as Bouck Brothers Distilling LLC.

The Company is located at 2731 Colorado Blvd, Idaho Springs, CO 80452.

The Company's website is www.bouckbros.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Bouck Brothers sells hand-crafted distilled spirits to Colorado residents in Idaho Springs and Denver as well as tourists in the area. The company manufactures spirits using high-quality locally-sourced ingredients sourced from multiple vendors.

The Offering

Minimum amount of shares of Series Seed Preferred Stock being offered	5,000
Total shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	5,000
Maximum amount of shares of Series Seed Preferred Stock	45,000
Total shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	45,000
Purchase price per Security	$10.00
Minimum investment amount per investor	$100.00
Offering deadline	December 19, 2017
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our distilled spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future. The Company is dependent upon our founders, executives, and key employees in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Chief Executive Officer, Nicholas Bouck, whose knowledge of our business and industry would be difficult to replace. If Mr. Bouck, or one of our other founders, executive officers or significant employees terminates their relationship with the Company, we may not be able to replace their expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives. Further, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disabilities. Therefore, in the event of death or disability of key persons, the Company will not receive any compensation and the loss of their services will negatively affect the Company and its operations.

We rely on other companies to provide raw materials, equipment, grain, bottles, and barrels for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers are exposed to risks related to weather and agricultural risks related to their ability to produce grain, corn, barrels and barley. Our suppliers are also subject to government regulations and legislation affecting such agricultural production. Thus, the quality and cost of our products may be adversely impacted if the companies from whom we acquire such items do not provide raw materials, equipment, bottles, barrels, and core ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may also be unable to recover quickly from natural disasters and events beyond their control including financial problems that limit their ability to conduct their operations in a high quality manor or at all. Such inability to provide high-quality materials may result in a product recall, as well as other legal and regulatory proceedings for the Company. These risks are greater with respect to circumstances where we source materials from just one or two suppliers.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and avoiding potential recalls and claims against the company.
Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

The Company intends to use some of the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, excise, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Colorado.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation as well as the implementation of these laws and regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, The Americans with Disabilities Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, immigration laws, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, special accommodations for disabled persons, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our

business. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of our distillery operate in accordance with specifications or expectations, inability to purchase additional equipment, cost over-runs, the unavailability of financing, required materials or equipment and various other factors.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.

Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of

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existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of spirits, including barley, corn, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. In addition, grain and barrels are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of corn or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

We source certain packaging materials, such as barrels, bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The process of distilling alcohol utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Our spirits business uses oak barrels to age certain spirits we produce.

We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We may become heavily dependent on our distributors.

Our future distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our

distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to become profitable and achieve future growth. Nearly all of our net sales for the year ended December 31, 2016 resulted from sales of our whiskey. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing spirits products or that any of our future products will be accepted in their markets. Any inability on our part to stay current

with food and consumer trends through new products could have a material adverse effect on our business performance.

In general, demand for our products and services is highly correlated with general economic conditions, climate conditions, and the time of year.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because our distillery is in a single area, such variables such as economic conditions, strikes, terrorist attacks, increase in energy prices, and severe weather specifically in the Idaho Springs region of Colorado may have a material adverse effect on demand and our overall results of operations. Extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services. Our business is also subject to seasonal fluctuations whereby our sales are typically higher during the summer and winter months. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive products;
- changes in consumer preferences among distilled products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding spirits products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets; and
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as corn, barrels, barley. In addition, we purchase and use significant quantities of glass bottles, corks, and labels to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade

and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grain and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of our distillery operate in accordance with specifications or expectations, inability to purchase additional equipment, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system

security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

There are general economic risks associated with the distilling industry.

Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise spirits prices could result in a decline in profitability.

We utilize price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

In certain states we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the

in-store placement of our products, which could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- alcoholic beverage safety concerns, including food tampering or contamination;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our restaurant is located on a leased premises. Our lease has a term of 3 years, terminating September 15, 2018, and provides for one five-year renewal option as well as for rent escalations. The option to renew the lease expires January 1, 2018. We

generally cannot cancel the lease. If we close the distillery, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

There is also a potential for increased regulation of certain distilleries in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations.
We serve distilled spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and

web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The shares of Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Series Seed Preferred Stock. Because the shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of related persons of the Company.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 90% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Colorado law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.
Owners of the Series Seed Preferred Stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Bouck Brothers sells hand-crafted distilled spirits to Colorado residents in Idaho Springs and Denver as well as tourists in the area. The company manufactures spirits using high-quality locally-sourced ingredients sourced from multiple vendors.

Business Plan
Our business model is to manufacture spirits and to sell direct to consumer with bottle, cocktail, and merchandise sales in our tasting room. We also distribute wholesale to bars, restaurants, and liquor stores. Our business model relies on the continued growth and success of our existing product line as well as the creation of new craft spirits. The markets and industry segments in which we offer our products are highly competitive. As we expand production we will make a concerted effort to educate bartenders and mixologists about our products, to increase rate of introduction and consumption of our spirits. Many businesses have struggled expanding into too many markets to quickly. From our brewery and distillery mentors in the industry, we believe the most successful approach to be "owning our home market" Before we expand outside of Clear Creek County, we want to ensure we are represented in every bar, restaurant, and liquor store, and from there we will expand into the broader Colorado Market.

History of the Business
Please see the Executive Summary attached hereto as Exhibit B in addition to the following information.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bouck Brothers Bourbon	Two-barrel blend of Kentucky and Colorado bourbon.	New to seasoned bourbon drinkers.
Idaho Springs Whiskey	Single barrel release of high-rye Colorado Bourbon whiskey aged with three types of oak. Toasted and charred.	Whiskey connoisseurs and enthusiasts.
Colorado Coffee Whiskey	Coffee infused whiskey. Made with locally roasted coffee beans and our hand-made corn whiskey.	Coffee enthusiasts and millennial-aged drinkers that seek uniquely-flavored spirits.
Miner's Moonshine	Smooth, clear corn whiskey.	Seasoned whiskey drinkers and first-time whiskey drinkers seeking unique spirits.
Pink Bear Gin	Pink gin with the flavor and pink color coming from hibiscus flowers.	Primarily appeals to women and older-aged drinkers.
Retail Merchandise	Branded T-Shirts, Flasks, glasses, mugs, stickers, etc.	Customers and patrons of the Bouck Brothers tasting room

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer five varieties of our products and plan to expand our offerings to six by the end of this 2017, with a single malt whiskey release. We plan to expand distribution nationwide through online sales.

We have a wholesale self-distribution license in Colorado, which allows us to sell wholesale directly to any establishment with a liquor license. We also have a retail liquor license for spirits sales in our tasting room and off-site sales (e.g. third-party tasting events).

Competition
The Company's primary competitors are all major bourbon and whiskey brands as well as local craft distillers in Clear Creek County and Denver.

There are several notable whiskey producers in the U.S., and Bouck Brothers directly competes with several Colorado-based distillers that also sell their small-batch spirits at local liquor stores, bars, and restaurants. The markets in which our products are sold are highly competitive. We are

26

well positioned in the market in which we operate as we are the only whiskey distillery in Idaho Springs, Colorado. We are in every liquor store and multiple bars and restaurants in Idaho Springs, Colorado and we are also in major liquor stores in nearby Denver. We have begun building out our distillery team, beginning with an experienced distiller, Matt Wyant, whose desire for the utmost quality spirit matches our own. Matt has over six years experience in distilling and has been a distillery consultant and production manager. We also have two employees who help us in the tasting room by providing tasting samples, educating our customers, and giving tours. Our tasting room has been ranked in TripAdvisor as one of the top things to do in Idaho Springs.

Customer Base
Our retail customers are Colorado tourists and residents. Our wholesale customers are liquor stores, bars, breweries, and restaurants.

Intellectual Property

Licenses

Licensor	Licensee	License Number	Description of Rights Granted	Termination Date
State of Colorado Department of Revenue - Liquor Enforcement Division	Bouck Brothers Distilling LLC d/b/a Bouck Brothers Distilling	5705998	Wholesale Alcohol Beverage License	March 2, 2018
State of Colorado Department of Revenue - Liquor Enforcement Division	Bouck Brothers Distilling LLC d/b/a Bouck Brothers Distilling	4706014	Spirits Manufacturer (distillery and rectifier) License	March 2, 2018
State of Colorado Department of Revenue - Liquor Enforcement Division	Bouck Brothers Distilling LLC d/b/a Bouck Brothers Distilling	4706014	Spirit Room Sales License	March 2, 2018
The Alcohol and Tobacco Tax and Trade Bureau (TTB)	Bouck Brothers Distilling LLC	DSP-CO-20060	Distilled Spirits Permit	January 1, 2099

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirits Manufacturing	TTB	License	September 20, 2015	January 26, 2016

Our business has been and will continue to be subject to the Colorado Department of Revenue - Liquor Enforcement Division, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
None

Other
The Company's principal address is 2731 Colorado Blvd, Idaho Springs, CO 80452.
Mailing address: PO Box 1297 Idaho Springs, CO 80452.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	12.00%	$6,000.00	1.56%	$7,000.00
Intermediary Fees	7.00%	$3,500.00	7.00%	$31,500.00
General Marketing	2.40%	$1,200.00	0.53%	$2,400.00
Equipment Purchases	34.80%	$17,400.00	33.33%	$150,000.00
Future Wages	0.00%	$0.00	22.22%	$100,000.00
General Working Capital	43.80%	$21,900.00	35.36%	$159,100.00
Total	**100%**	**$50,000.00**	**100%**	**$450,000.00**

_____

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. The Company reserves the right to change or alter the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND KEY EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicholas Bouck

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director 4/28/15 to present; Co-Founder since inception 4/28/15; CEO since conversion to C-Corp 9/29/17

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Litigation Graphic Designer and Trial Presentation Specialist 5/15/2005 to Present; Graphics Department Operations Manager 1/1/2016 to Present. Duties include creating and presenting legal graphics in trial.

Key People
The key of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicholas Bouck

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder since inception 4/28/15; CEO since conversion to C-Corp 9/29/17-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Litigation Graphic Designer and Trial Presentation Specialist 5/15/2005 to Present; Graphics Department Operations Manager 1/1/2016 to Present. Duties include creating and presenting legal graphics in trial.

Name
Matt Wyant

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Head Distiller, October 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Idlewild distillery, X - to October 2016
  • Production management and product development

Name
Zachary Bouck

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, April 2015 to Present
Passive investor since transferring shares to wife, Jessica, on August 26, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder and Financial Advisor at Denver Wealth Management, 2012 to Present
  • Builds investment portfolios and creates financial plans for clients.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The total number of shares of all classes of stock that the Corporation has authority to issue is 220,000 shares, consisting of (a) 175,000 shares of Common Stock, and (b) 45,000 shares of Preferred Stock.

As of August 10, 2017, there are 100,000 shares of the Company's Common Stock issued and outstanding, and zero shares of the Company's Preferred Stock issued and outstanding.

The Company has no current debt outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 1,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership
The Company is currently owned by three shareholders: Nicholas Bouck (50%); Jessica Bouck (40%); Zachary Bouck (10%).

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nicholas Bouck	50.0%
Jessica Ford Bouck	40.0%

Following the Offering, the Purchasers will own 4.7619% of the Company if the Minimum Amount is raised and 31.034% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: We are currently filling one barrel of whiskey a week and will continue to produce Gin, Moonshine, and our whiskies, and continue building strong relationships for wholesale distribution.

The Company incurred net operating expenses of $48,081 and $9,648.00 for the years ended December 31, 2016 and 2015, respectively. In 2015, the Company generated no revenue to offset the operating expenses, resulting in a net loss of $9,640. In 2016, the Company generated $20,215 in revenue, resulting in a net loss of $40,808.00.

General & Administrative
The Company's general and administrative expenses as incurred and aggregated were $4,070 and $725 for the years ended December 31, 2016 and 2015, respectively.

Advertising
The Company's advertising expenses as incurred and aggregated were $2,027 and $168 for the years ended December 31, 2016 and 2015, respectively.

Research & Development
The Company's research and development expenses as incurred and aggregated were $0.00 and $0.00 for the years ended December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5747 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intend to make certain material capital expenditures in the future relating to equipment, as indicated in the Use of Proceeds section herein.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 45,000 shares of Series Seed Preferred Stock for up to $450,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 19, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $450,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a

subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2.0% of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of Series Seed Preferred Stock, are entitled to designate one (1) or more directors.

Right to Receive Liquidation Distributions
In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the company's debts and other liabilities or, after the payment of the full liquidation preference of the Series Seed Preferred Stock (ii) their pro rata share among holders of Common Shares and Series Seed Preferred Stock (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which such shares could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation.

Consent of the holders of a majority of the Preferred Stock shall be required to required to:

- ☐ alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- ☐ increase or decrease the authorized number of shares of any class or series of capital stock;

- ☐ redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

☐ declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

☐ liquidate, dissolve, or wind-up the business and affairs of the Corporation, including any change of control.

Proxy Granted to Democracy VC Partners LLC
Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights
Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences
Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and

most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Units of Preferred Stock.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the no transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicholas Bouck
(Signature)

Nicholas Bouck
(Name)

Chief Executive Officer

10/19/2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas Bouck
(Signature)

Nicholas Bouck
(Name)

Chief Executive Officer
(Title)

10/19/2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Summary
Exhibit C   Pitch Deck
Exhibit D   Subscription Agreement
Exhibit E   Irrevocable Proxy
Exhibit F   Articles of Incorporation
Exhibit G   Video Transcript

EXHIBIT A
Financial Statements



Bouck Brothers Distilling, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
    Bouck Brothers Distilling, LLC:

We have reviewed the accompanying financial statements of Bouck Brothers Distilling, LLC (a limited liability company) which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Bouck Brothers Distilling, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Bouck Brothers Distilling, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
October 19, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Balance Sheets
December 31, 2016 and 2015
(unaudited)

		2016		2015
Assets				
Current assets				
Cash and cash equivalents	$	8,451	$	99,336
Accounts receivable, net		264		-
Inventory		8,533		-
Current assets		17,248		99,336
Deposits		2,600		2,600
Property and equipment, net		39,022		6,033
Total assets	$	58,870	$	107,969
Liabilities and Members' Equity				
Current liabilities				
Accounts payable and accrued expenses	$	1,984	$	225
Total liabilities		1,984		225
Members' Equity				
Members' equity		56,886		107,744
Total members' equity		56,886		107,744
Total liabilities and members' equity	$	58,870	$	107,969

See accompanying notes to the financial statements and the independent accountants' review report.

Bouck Brothers Distilling, LLC

Statements of Operations

For the Years Ended December 31, 2016 and 2015

(unaudited)

		2016		2015
Revenues	$	20,215	$	-
Cost of revenues		12,952		-
Gross margin		7,263		-
Operating expenses				
Rent and occupancy		23,850		6,289
Depreciation		8,912		-
Taxes and licenses		4,802		1,090
General and administrative		4,070		725
Advertising and other		2,027		168
Employee expenses		2,026		-
Travel and entertainment		1,352		148
Legal and professional		686		495
Insurance		356		733
Total operating expenses		48,081		9,648
Loss from operations		(40,818)		(9,648)
Other income				
Interest income		10		8
Total other income, net		10		8
Loss before income taxes		(40,808)		(9,640)
Income tax expense		-		-
Net loss	$	(40,808)	$	(9,640)

See accompanying notes to the financial statements and the independent accountants' review report.

Bouck Brothers Distilling, LLC
Statements of Members' Equity
For the Years Ended December 31, 2016 and 2015
(unaudited)

Balances at December 31, 2014	$	-
Members' contributions		117,384
Net loss		(9,640)
Balances at December 31, 2015	$	107,744
Members' contributions		13,950
Members' distributions		(24,000)
Net loss		(40,808)
Balances at December 31, 2016	$	56,886

See accompanying notes to the financial statements and the independent accountants' review report.

Bouck Brothers Distilling, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (40,808)	$ (9,640)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,912	-
Changes in operating assets and liabilities:		
Accounts receivable	(264)	-
Inventory	(8,533)	-
Deposits	-	(2,600)
Accounts payable and accrued expenses	1,759	225
Net cash used in operating activities	(38,934)	(12,015)
Cash flows from investing activities:		
Purchase of property and equipment	(41,901)	(6,033)
Net cash used in investing activities	(41,901)	(6,033)
Cash flows from financing activities:		
Members' contributions	13,950	117,384
Members' distribution	(24,000)	-
Net cash (used in) provided by financing activities	(10,050)	117,384
Net (decrease) increase in cash and cash equivalents	(90,885)	99,336
Cash and cash equivalents at beginning of year	99,336	-
Cash and cash equivalents at end of year	$ 8,451	$ 99,336
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Bouck Brothers Distilling, LLC (the "Company"), a Colorado limited liability company, commenced operations in April 2015.

The Company is a craft distillery in Idaho Springs, Colorado, and leases a building where it manufactures and sells branded distilled spirits and whiskey products. The Company's principal product is bourbon whiskey. The Company started production in 2016 at its original location.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through equity financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Note 3 - Significant Accounting Policies (continued)

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30-60 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company has not recorded a provision for doubtful accounts as of December 31, 2016 and 2015.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Property and equipment

Property and equipment consist principally of machinery and equipment and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition

Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues

Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs

The Company expenses marketing costs as incurred.

Income taxes

The Company has elected to be taxed as a membership for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

Note 3 – Significant Accounting Policies (continued)

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Machinery and equipment	$ 24,095	$ 6,033
Leasehold improvements	23,839	-
Subtotal	47,934	6,033
Less accumulated depreciation	(8,912)	-
Total	$ 39,022	$ 6,033

Depreciation expense for the years ended December 31, 2016 and 2015 was $8,912 and $0, respectively.

Note 5 - Commitments and Contingencies

Lease arrangements
The Company leases distillery and office space under non-cancelable operating leases expiring in September 2018. Rent expense on the Company's operating leases was approximately $19,185 and $6,050 for the years ended December 13, 2016 and 2015, respectively.

Note 5 - Commitments and Contingencies (continued)

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	18,563
2018		13,600
	$	32,163

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Subsequent Events

On September 29, 2017, the Company converted from a Colorado limited liability company to a Colorado corporation, changing the name to Bouck Brothers Distilling, Inc. (the "Corporation").

The Corporation is authorized to issue two classes of stock, designated as common stock and Series Seed preferred stock, each without par value. The total number of shares the Corporation is authorized to issue its 220,000 shares, of which 175,000 are designated as common stock and 45,000 shares are designated as Series Seed preferred stock. Upon conversion, the Corporation issued 100,000 shares to the members of the Company.

On August 29, 2017, the Corporation entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $450,000 of Series Seed Preferred Stock to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

The Company has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

EXHIBIT B

Offering Summary



Company: Bouck Brothers Distilling

Market: Craft Distilling

Product: Grain-to-glass distillery and tasting room specializing in unique whiskey and unconventional spirits

Company Highlights

- Five craft spirits: Colorado Coffee Whiskey, Idaho Springs Whiskey, Bourbon Whiskey, Miner's Moonshine, and Pink Bear Gin
- The Colorado Coffee Whiskey won a Bronze medal at the 2017 Denver International Spirits competition in the Ultra-Premium, Flavored Whiskey category[i]
- Since opening to the public in June 2016, over 1,140 bottles have been sold via retail and wholesale distribution
- Five-star reviews across multiple platforms, including Facebook[ii], TripAdvisor[iii], and Groupon[iv]

PERKS

Bouck Brothers Distilling will provide the following "perks" to investors in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor. All perk thresholds are inclusive of previous perk thresholds. Alcohol perks are redeemable at the Bouck Brothers Distillery or investors can request it to be delivered, in which case they must pay a shipping fee that will based on their state or country assuming that it is legal to ship to that destination.

25 shares ($250): Free tour and tasting, and invitations to next product release party

50 shares ($500): Name on Founders' Wall in tasting room

100 shares ($1,000): 20% off all purchases in the tasting room for one year

250 shares ($2,500): 750ml bottle of Bouck Brothers Bourbon signed by founders

500 shares ($5,000): Invitation to whiskey and dinner pairing at the Distillery

1,000 shares ($10,000): Participate in a barrel opening, initial tasting, and blending session

2,500 shares ($25,000): First drink free for you and a friend at each tasting room visit, plus first access to each product release

5,000 shares ($50,000): Private dinner for you and four guests with the founders, plus a bottle of Bouck Brothers' first Single Malt Whiskey

Opportunity

Over the past several years, there has been a shift in U.S. adult beverage drinking habits away from beer and towards spirits.[v] At the heart of this shift is the craft distilling boom, with whiskey production fueling the trend.[vi] Inspired by the craft boom, the Bouck brothers – Nick and Zak – decided to innovate the world of whiskies. Building upon their collective experience in homebrewing, the brothers spent years working for and meeting with established distilleries across the country before establishing their own distillery in 2015. Currently, Bouck Brothers whiskies are already stocked in every liquor store and in multiple bars and restaurants in Idaho Springs, Colorado. Its distillery and tasting room has become a highly rated travel destination for those visiting the Rocky Mountain town, which lies just 20 minutes west of Denver. In October 2016, Bouck Brothers also began distribution in liquor stores in Denver.

Bouck Brothers aims to take craft distilling to the next level by using innovative methods (e.g. aging bourbon in multiple casks) and flavors (e.g. infusing whiskey with coffee).

Product

Bouck Brothers Distilling produces grain-to-glass whiskey and unconventional spirits. Currently, it produces five craft spirits: the award-winning Colorado Coffee Whiskey, Idaho Springs Whiskey, Bourbon Whiskey, Miner's Moonshine, and Pink Bear Gin.



Colorado Coffee Whiskey: Whiskey infused with freshly roasted coffee beans; awarded a Bronze Medal at the 2017 Denver International Spirits competition.



Idaho Springs Whiskey: High rye single-barrel bourbon, aged with three kinds of oak



Bourbon Whiskey: Unique two-barrel blend of Kentucky and Colorado bourbon



Miner's Moonshine: Smooth and sweet clear corn whiskey



Pink Bear Gin: Bouck's newest spirit; the pink color comes from Hibiscus flowers

All Bouck Brothers spirits are distilled in a 100-gallon stainless steel Bain-marie column still, which has a copper column. The company partners with local Colorado farms (such as Root Shoot Malting) and local coffee roasters (such as Corvus Coffee Roasters) for its ingredients.



Local Partners





Bouck Brothers offers whiskey flights, cocktails, and guided tours at its tasting room and distillery. It is open Friday, Sunday, and Monday from 12:00 p.m. to 5:00 p.m. and on Saturday from 12:00 p.m. to 7:00 p.m. VIP tours or private group tours are available outside of normal business hours upon request. Branded merchandise is also available for purchase.





Use of Proceeds and Product Roadmap

If the minimum amount of $50,000 is raised, Bouck Brothers will allocate most of the proceeds towards equipment purchases (~$17,400) and general working capital (~$21,900). If the maximum amount of $450,000 is raised, the company will allocate most of the proceeds towards equipment purchases (~$150,000), general working capital (~$159,100), and wages (~$100,000). Bouck Brothers has discretion over the use of proceeds and may alter them depending upon prevailing business conditions and demand for its products.



At the minimum raise level, Bouck plans to convert its electric system to steam by installing a boiler and converting the still. This would increase production by allowing the distillery to heat and cool the still quickly, reducing the time it takes to mash and distill. The company would also be able to do more production runs with the same equipment. At the maximum raise level, Bouck would upgrade to steam, install a larger still, and add a mash tun. This would allow the distillery to mash one batch while distilling another at the same time. This system would allow Bouck to fill one barrel per week.

Bouck Brothers plans to distribute its products across every bar, restaurant, and liquor store in Clear Creek County, Colorado, and then continue to grow its distribution to other areas, including Denver.

Business Model

Bouck Brothers sells direct to consumer in its tasting rooms, offering bottled spirits, cocktails, and branded merchandise for purchase. It also wholesales its spirits to bars, restaurants, and liquor stores.

Price List (750ml Bottles)		
	Retail	*Wholesale*
Miner's Moonshine	$30	$22
Idaho Springs Whiskey	$50	$38
Bourbon Whiskey	$50	$38
Colorado Coffee Whiskey	$50	$36
Pink Bear Gin	$65	N/A

A tour plus tasting (a flight of four samples) is $12 per person. A flight of four samples without the tour is $10 per person.


USER TRACTION


Bouck Brothers Distillery opened to the public in June 2016 and began wholesale distribution in October 2016. In 2016, the company sold 341 bottles (274 retail and 67 wholesale). Miner's Moonshine, the distillery's first release, was the biggest seller in 2016, with 163 bottles sold via retail and 43 bottles sold via wholesale. Year to date as of September 2017, Bouck Brothers has sold 805 bottles (657 retail, 148 wholesale). Bouck Brothers' Bourbon Whiskey, which was released in January, has been the best seller thus far in 2017, with 251 bottles sold via retail and 81 bottles sold via wholesale.





In addition to remaining bottle inventory, Bouck Brothers has several barrels currently aging, including three 30-gallon barrels of its Bourbon Whiskey, and two 30-gallon barrels of Idaho Springs Whiskey. Each 30-gallon barrel produces roughly 150 bottles (750ml each). At a wholesale price of $38 per bottle, Bouck's 30-gallon barrel inventory has a wholesale value of roughly $28,500.

Bouck also has one 10-gallon barrel of the company's next release, a Single Malt Whiskey.


Bread Bar (Plume, Colorado)

Outside of its tasting room, Bouck Brothers whiskey can be purchased at Mountain Moonshine and Clear Creek Discount Liquors in Idaho Springs, Colorado, and at four retail liquor stores in Denver (Argonaut Wine & Liquor, Mondo Vino, Marina Square Wine & Spirits, and Jerri's Tobacco Shop & Fine Wines). Consumers may also purchase Bouck Brothers whiskey by the glass at the following restaurants/bars: Coopers on the Creek (Georgetown, CO); Westbound & Down Brewing Company (Idaho Springs, CO); and Bread Bar (Plume, CO).

HISTORICAL FINANCIALS

In 2016, Bouck Brothers generated over $20,000 in sales. Year to date as of September 2017, the company has generated $73,954 in sales. Sales were strongest in the summer as the tourist traffic through Idaho Springs is highest in summer and winter; camping, rafting, and outdoor activities drive summer traffic, while ski season drives winter traffic. As such, Bouck stays open seven days a week during peak travel season and only four days a week during the offseason.



Monthly financials have not been audited nor subject to financial review

In 2016, total expenses (including costs of goods sold and operating expenses) totaled $61,033. Year to date as of September 2017, expenses have totaled $80,263. In 2017, the largest expenses thus far have been costs of goods sold ($37,118) and rent ($12,459). In December 2016, there were a few year-end accounting adjustments that decreased expenses by roughly $6,100 and made a corresponding increase to inventory.



Monthly financials have not been audited nor subject to financial review

In 2016, Bouck Brothers generated a net operating loss of $40,818. Year to date as of September 2017, the company has a net operating loss of $6,309. During its best month to date (August 2017), Bouck generated a net operating profit of $5,255 from $18,606 in total sales. Year to date as of August 2017, the company has had an average monthly burn rate of just over $700.



Monthly financials have not been audited nor subject to financial review

In 2016, retail sales of U.S. distilled spirits were estimated at nearly $78 billion. Supplier (wholesale) sales to retailers increased 2.4% year over year to reach 220 million cases in 2016, worth $25.2 billion. This marked the seventh consecutive year that distilled spirits has gained market share relative to beer.[vii] Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.



In 2016, vodka accounted for almost one-third of total spirits volume with 69.8 million cases sold. Total vodka sales generated $6 billion in revenue. Revenue from super premium vodka (bottles that retail for over $30) rose 13.1% year over year to reach $1.3 billion (6.3 million cases). There were 48.4 million cases of North American whiskey sold in 2016, worth $5.7 billion. Super premium American whiskey volumes increased 11.8% (to 2.1 million cases), while revenue jumped 13.5% year over year to $467 million. High-end premium American whiskey volumes rose 5% (to 10.4 million cases) and revenue rose 5.7% to $1.8 billion. Rye had the largest sales volume increase in 2016, growing nearly 17% year over year to 785,000 cases.[viii]

Remainder of page intentionally left blank

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2015, the craft spirits industry generated roughly $2.4 billion in retail sales, with volume growing at a compound annual growth rate of 27.4% between 2010 and 2015.[ix] From 2010 to 2015, the number of craft distillers grew at a compound annual growth rate of 41.6%. As of August 2016, there were 1,315 craft distillers active in the U.S., with the largest concentrations located in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). In Colorado, there were 72 craft distilleries, the fourth-most by state. Based on a compound annual growth rate of 19.6%, the number of craft distillers could surpass 2,800 by 2020.[x]



Active Craft Distillers by State
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2016
34.1% WEST
18.6% MIDWEST
19.2% NORTHEAST
28.1% SOUTH
1,315 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC boards, state guilds, team analyses
© 2016 park street
American CRAFT SPIRITS ASSOCIATION
IWSR
29

Out of those 1,315 craft distillers, 91.7% are defined as small producers. Yet because small distilleries produce a limited quantity of spirits – usually single batches at a time – they accounted for just 12.1% of the craft spirit cases sold in 2015. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 25% of their revenue on average. Of small craft producers' revenue, 67% is generated within the distillery's state of operation but outside the premise.[xi]



# of Craft Distillers and Case Volumes by Producer Size
# of Producers, 9L Cases (000)
4.930
1.163
100%
6,3%
2,0%
Large producers
61,8%
91,7%
Medium producers
26,1%
Small producers
12,1%
Number of cases
Number of producers
The U.S. Craft distilling market is fairly concentrated with 2% of the producers being responsible for more than 60% of the cases
91.7% producers are classified as small producers. They are responsible for just 12.1% of the cases
Sources: TTB, distiller surveys, team analyses
© 2016 park street
American CRAFT SPIRITS ASSOCIATION
IWSR

There are several notable whiskey producers in the U.S., including, but not limited to: Blanton's, Buffalo Trace, Bulleit®, Four Roses®, Jack Daniels®, Jim Beam®, Knob Creek®, Maker's Mark®, and Woodford Reserve®.

Bouck Brothers Distilling directly competes with several local distillers in Colorado that also sell small-batch whiskies, including the following:

Leopold Bros: Established in 1999, Leopold Bros. is a family-owned and -operated distillery located in Denver, Colorado. Originally the company began distilling in 2001 in Ann Arbor, Michigan, but moved operations to Denver in 2008.[xii] The distillery produces whiskies, gins, vodka, liqueurs, fernet, absinthe, and aperitivo. Its products are available for purchase in 23 U.S. states and Washington, D.C.[xiii] It can also be purchased through online distributors in California, Illinois, and Colorado.[xiv] In 2015, it became one of the few distilleries in the U.S with its own operational malting floor.[xv] The same year, it was awarded the Distillery of the Year from the American Distilling Institute.[xvi]

Stranahan's® Colorado Whiskey: Founded in 2004, Stranahan's Colorado Whiskey was Colorado's first modern-day distillery and produced the state's first (legal) whiskey.[xvii] The distillery produces small-batch American single malt whiskies, including Stranahan's Colorado Whiskey, Diamond Peak, and the seasonal Snowflake single-malt whiskey. Its whiskeys are available online through ReserveBar: a 750ml bottle of Colorado Whiskey retails for $60.[xviii] In 2010, Stranahan's was acquired by New York-based Proximo Spirits.[xix] In 2012, it opened a new General Store and Tasting Room inside the distillery.[xx]

Laws Whiskey House: Established in 2006, Laws Whiskey House is a craft whiskey distillery in Denver, Colorado. Laws Whiskeys range from staples such as A.D. Laws Four Grain Straight Bourbon and A.D. Laws Four Grain Straight Bourbon Cask Strength to more limited seasonal whiskeys such as A.D. Laws Small Batch Secale Straight Rye and A.D Laws Single Barrel Secale Straight Rye. In 2017, Laws released two new products, Bonded Secale Straight Rye Whiskey and Bonded Four Grain Bourbon, the only Colorado whiskeys adhering to the Bottled-In-Bond regulatory status. Bottled-In-Bond whiskies must be aged for at least four years, must be stored in a government-bonded warehouse, and are cleaner, stronger, and more difficult to produce.[xxi]

Golden Moon Distillery: Founded in 2008, Golden Moon Distillery is a distillery that produces gin, absinthe, grappa, apple jack, whiskies, and specialty liqueurs. Currently, Golden Moon spirits are available for purchase domestically in nine states, plus Washington, D.C., and internationally in Italy.[xxii] The distillery also features the Golden Moon Speakeasy, a cocktail lounge and tasting room. Golden Moon spirits have won multiple awards over the past several years, including a Double Gold Medal for its Colorado Single Malt Whiskey and a Silver Medal for its Golden Moon REDUX Absinthe at the 2016 San Francisco World Spirits Competition.[xxiii]

Mile High Spirits: Established in 2011, Mile High Spirits is a micro-distillery located in Denver, Colorado, that produces private-label bottlings for businesses nationwide as well its own brand of spirits. Under its own label, it produces vodka, whiskey, gin, rum, tequila, and brandy. Mile High is one of the few distilleries in the world that uses an all-glass still for its distillation, which is used for its Elevate Vodka, Fireside Whiskey, Peg Leg Rum, and Denver Dry Gin.[xxiv] The distillery includes a tasting room that features live music and specialty craft cocktails.

EXECUTIVE TEAM



Nicholas Bouck, Co-founder: Nick started distilling in 2015 as an apprentice at Whistling Hare Distillery in Westminster, Colorado, as he and his brother went through the permitting process to open Bouck Brothers Distilling. He has a background in graphic design and created the Bouck Brothers logo, branding, and bottle designs. In addition, Nick worked to create the company's first spirits and, along with Zak, fill their first barrels. He is involved in all aspects of the distillery from giving tours, bartending, mashing, distilling, and pouring samples at events. He built the bar, shelving, and tables for the tasting room from repurposed materials.



Zachary Bouck, Co-founder: Zak also started distilling in 2015 as an apprentice at Whistling Hare Distillery in Westminster, Colorado. Zak is a spirits enthusiast and loves unique one-of-a-kind spirits. He is passionate about discovering, tasting, and creating spirits, which led him to move from home brewing to distilling. Zak has been an entrepreneur since childhood and has worked as a financial advisor; he co-founded a financial advising and investing firm in 2011.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $50,000 Max: $450,000
Price per Share: $10.00
Pre-Money Valuation: $1,000,000
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder.

PRESS

MMAC Monthly: Brothers' enthusiasm for whiskey inspires distillery

---

[i] http://www.denverspiritscomp.com/assets/disc_2017_by-prod2.pdf
[ii] https://www.facebook.com/pg/bouckbrothersdistilling/reviews/?ref=page_internal
[iii] https://www.tripadvisor.com/Attraction_Review-g33485-d10244375-Reviews-Bouck_Brothers_Distilling-Idaho_Springs_Colorado.html#REVIEWS
[iv] https://www.groupon.com/biz/idaho-springs-co/bouck-brothers-distilling
[v] https://www.washingtonpost.com/news/wonk/wp/2016/02/17/less-beer-more-bourbon-how-the-american-buzz-is-evolving/?utm_term=.59cb1c2d9e4c
[vi] https://www.beveragedaily.com/Article/2017/05/10/Craft-spirit-growth-outpaces-craft-beer-with-premium-whiskey-leading
[vii] http://www.discus.org/2016AnnualEconomicReport/
[viii] http://www.discus.org/assets/1/7/Distilled_Spirits_Industry_Briefing_Final.pdf
[ix] http://www.prnewswire.com/news-releases/study-finds-more-than-1300-active-craft-spirits-producers-in-us-300346618.html

[x] http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf

[xi] Ibid.

[xii] https://www.leopoldbros.com/about

[xiii] https://www.leopoldbros.com/faqs

[xiv] https://www.leopoldbros.com/wheretobuy

[xv] https://303magazine.com/2015/02/leopold-bros-makes-history-first-malting-floor-u-s/

[xvi] https://denver.eater.com/2015/4/1/8326463/leopold-bros-nabs-distillery-of-the-year-honors-2015

[xvii] https://companyweek.com/company-profile/stranahans-colorado-whiskey

[xviii] https://www.reservebar.com/stranahans-colorado-whiskey

[xix] http://www.westword.com/restaurants/stranahans-colorado-whiskey-has-been-sold-to-an-east-coast-liquor-distributor-5732078

[xx] http://www.westword.com/restaurants/stranahans-colorado-whiskey-opens-a-new-store-and-tasting-room-5753106

[xxi] https://303magazine.com/2017/03/laws-whiskey-house-bottled-in-bond/

[xxii] http://goldenmoondistillery.com/wheretobuy/

[xxiii] http://goldenmoondistillery.com/awards/

[xxiv] http://www.westword.com/location/mile-high-spirits-5179438

EXHIBIT C
Pitch Deck



BOUCK BROTHERS DISTILLERY

 CRAFTING ADVENTUROUS SPIRITS IN IDAHO SPRINGS, COLORADO

Legal Items

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

The Bouck Brothers

Nick

Co-founder

Artist and Designer

Tinkerer

Spirits Enthusiast

Distiller

Zak

Co-founder

Entrepreneur

Visionary

Spirits Enthusiast

Distiller



The Distillery Team









Matt Wyant

Head distiller, creative genius, perfectionist, spirits devotee.

Kyle Mowry

Intern extraordinaire, tour guide, student studying chemical engineering, aspiring distiller.

Cristina Ferranti

Tasting room whiz, cocktail crafter, hair stylist.

Jessica Bouck

Cocktail designer, spirits enthusiast, home brewer, wife of Zak.

IDAHO SPRINGS, COLORADO

- Vacation and tourist destination

- Home to iconic Colorado businesses:

  - Tommyknocker Brewery

  - Beau Jo's Pizza




ATTRACTIONS
LODGE
ATTRACTIONS
EXIT 241
EXIT 241
EXIT 241
RAFT MASTERS RAFTING
INDIAN HOT SPRINGS
CLEAR CREEK RAFTING CO.
Raft!
BOUCK BROTHERS DISTILLERY
ARGO INN & SUITES
WESTBOUND & DOWN BREWING COMPANY

Our distillery is located in the Rocky Mountains

Just 20 minutes west of Denver, Colorado



A Five-Star Distillery

FIVE-STAR ONLINE REVIEWS

#6 of 23 THINGS TO DO ON TRIP ADVISOR[1]

32 FIVE-STAR REVIEWS ON TRIP ADVISOR[1]

24 FIVE-STAR REVIEWS ON FACEBOOK[2]

23 FIVE-STAR REVIEWS ON GROUPON[3]

1 https://www.tripadvisor.com/Attraction_Review-g33485-d10244375-Reviews-Bouck_Brothers_Distilling-Idaho_Springs_Colorado.html, TripAdvisor, Date Accessed - October 09, 2017

2 https://www.facebook.com/pg/bouckbrothersdistilling/reviews/?ref=page_internal, Bouck Brothers Distilling Facebook Page, Date Accessed - October 09, 2017

3 https://www.groupon.com/biz/idaho-springs-co/bouck-brothers-distilling#tips, Groupon, Date Accessed - October 09, 2017

Partnering with local Colorado farms







Partnering with local coffee roasters



Bouck Brothers Distillery
Adventurous Spirits


BOUCK BROTHERS
MINER'S MOONSHINE
CORN WHISKEY
BOUCK BROTHERS
BOURBON
WHISKEY
GIN
BOUCK BROTHERS
IDAHO SPRINGS
WHISKEY
BOUCK BROTHERS
COLORADO COFFEE
COFFEE FLAVORED WHISKEY

Miner's Moonshine

Smooth and sweet clear corn whiskey





Miner's Moonshine

Award-winning label



Pink Bear Gin

Pink color comes from Hibiscus flower



Colorado Coffee Whiskey

Whiskey infused with freshly roasted coffee beans







Denver International Spirits Competition 2017

BRONZE MEDAL
BOUCK BROTHERS
Colorado Coffee Whiskey

Category: Whiskeys - Flavored Whiskey, Ultra Premium





Idaho Springs Whiskey

High rye single-barrel bourbon aged with three kinds of oak





Bouck Brothers Bourbon

Unique two-barrel blend

Kentucky and Colorado bourbon





Bouck Brothers
Merchandise

Our Tasting Room




Join Our Family

EXHIBIT D

Subscription Agreement

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF
BOUCK BROTHERS DISTILLING, INC.

October 19, 2017

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Bouck Brothers Distilling, Inc., a Colorado corporation (the "*Company*"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "*Series Seed*").
Maximum Offering Amount:	$450,000
Purchasers:	Accredited and non-accredited investors approved by the Company (the "*Purchasers*").
Price Per Share:	$10.00 price per share (the "*Original Issue Price*"), based on a pre-money valuation of $1,000,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Holders of Series Seed Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which such shares could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation.
	Consent of the holders of a majority of the Preferred Stock shall be required to required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Proxy Grant	Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Financial Information:	Purchasers who have invested at least $50,000 ("**_Major Purchasers_**") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

COMPANY:

BOUCK BROTHERS DISTILLING, INC.

Name: _____

Title: _____

Date: _____

Name: _____

Title: _____

Date: _____

PURCHASER:

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Bouck Brothers Distilling Inc.
2731 Colorado Blvd.
Idaho Springs, CO 80452

Ladies and Gentlemen:

The undersigned understands that Bouck Brothers Distilling Inc., a Corporation organized under the laws of Colorado (the "Company"), is offering up to $450,000.00 of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 19, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 19, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Colorado, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the

Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) ***Restrictions on Transfer or Sale of Securities.***

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Colorado, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	PO Box 1297 Idaho Springs, CO 80452 Attention: Nicholas Bouck
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS]

	[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Bouck Brothers Distilling Inc.
By_____ Name: Title:

EXHIBIT E
Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

BOUCK BROTHERS DISTILLING, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Bouck Brothers Distilling, Inc., a Colorado corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT F

Articles of Incorporation

ARTICLES OF INCORPORATION

OF

BOUCK BROTHERS DISTILLING, INC.

Pursuant to the provisions of the Colorado Business Corporation Act (as amended from time to time, the "Act"), the person listed below in Article IV, acting as incorporator, adopts the following Articles of Incorporation for said corporation.

Article I.
Name

The name of the corporation is Bouck Brothers Distilling, Inc. (the "Corporation").

Article II.
Authorized Capital

A. The Corporation is authorized to issue two classes of stock, to be designated Common Stock and Series Seed Preferred Stock, each without par value ("*Common Stock*" and "*Series Seed Preferred Stock*," respectively). The total number of shares that the Corporation is authorized to issue is 220,000, 175,000 of which shall be Common Stock and 45,000 of which shall be Series Seed Preferred Stock.

B. The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon dissolution (after payment of all preferences and other rights upon the Series Seed Preferred Stock), in accordance with the Act.

C. 45,000 of the authorized shares of Series Seed Preferred Stock are hereby designated Series Seed Preferred Stock. The rights, privileges, restrictions, and other matters relating to the Series Seed Preferred Stock are as follows:

1. **Dividend Rights**. Holders of Series Seed Preferred Stock shall be entitled to receive dividends or other distributions when and as declared by the Board, out of funds that are legally available therefor; *provided*, that no dividends will be declared or paid on shares of Common Stock unless an equal or greater dividend (on an as-converted basis) shall be declared and paid at the same time on shares of the Series Seed Preferred Stock.

2. **Voting Rights**.

(a) **General Rights**. Each holder of shares of the Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights

and powers of the Common Stock, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation. Except as otherwise provided herein or as required by law, the Series Seed Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b)   **Protective Provisions**. Consent of the holders of a majority of the Series Seed Preferred Stock shall be required for any action that:

(i)   amends, alters, or repeals any provision of these Articles of Incorporation of the Corporation so as to adversely affect the powers, preferences, or rights of the Series Seed Preferred Stock in a manner different from any other class or series of capital stock of the Corporation;

(ii)   increases or decreases the authorized number of shares of Series Seed Preferred Stock or Common Stock or the designated number of shares of Series Seed Preferred Stock;

(iii)   creates or issues any class or series of capital stock which ranks superior to or *pari passu* with the Series Seed Preferred Stock;

(iv)   effectuates a Deemed Liquidation of the Corporation;

(v)   effectuates any dividend or distribution on, or a repurchase of, any capital stock junior to the Series Seed Preferred Stock, other than the repurchase of Common Stock pursuant to any founder's agreement, employment or consulting agreement, or other restricted stock, option, or other incentive equity plan, agreement, or arrangement;

(vi)   sells, transfers, licenses, pledges or encumbers technology or intellectual property of the Corporation, other than licenses granted in the ordinary course of business approved by the Board;

(vii)   engages in any transaction that would result in a material change in the nature of the business of the Corporation;

(viii)   incurs debt in excess of $100,000;

(ix)   makes capital expenditures in excess of $25,000 in the aggregate; or

(x)   enters into any joint venture, partnership, or other strategic transaction.

(c)   **Waiver**. Any right of the holders of the outstanding Series Seed Preferred Stock may be waived in writing by the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock.

3. **Liquidation Rights**.

(a)   Upon any Deemed Liquidation (as defined below) of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Seed Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, an amount per share of Series Seed Preferred Stock equal to the Original Issue Price (as defined below) plus all declared and unpaid dividends on such Series Seed Preferred Stock (each as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) for each share of Series Seed Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series Seed Preferred Stock of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Seed Preferred Stock then outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The "*Original Issue Price*" shall be $10.00.

(b)   After the payment of the full liquidation preference of the Series Seed Preferred Stock as set forth in Section 3(a) above, the remaining assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock and Series Seed Preferred Stock on an as-converted basis.

(c)   The following events shall be considered a liquidation under this Section (a "*Deemed Liquidation*"):

(i)   any liquidation, dissolution, or winding up;

(ii)   any merger, acquisition, share exchange, or other corporate transaction or series of transactions in which the shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than fifty percent (50%) of the voting power of the surviving or resulting entity after such transaction or transactions, excluding (i) any consolidation or merger effected exclusively to change the domicile of the Corporation, and (ii) any transaction or series of transactions in which equity securities of the Corporation are issued principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof (each, an "*Acquisition*"); or

(iii)   a sale, lease or other disposition of all or substantially all of the assets or technology of the Corporation outside the ordinary course of business (an "*Asset Transfer*").

(d)   In any Deemed Liquidation, if the consideration received by Corporation or the security holders of the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below: (A) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing; (B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and (C) if there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board.

4. **Conversion Rights**. The holders of the Series Seed Preferred Stock shall have the following rights with respect to the conversion of the Series Seed Preferred Stock into shares of Common Stock (the "*Conversion Rights*"):

(a) **Optional Conversion**. Subject to and in compliance with the provisions of this Section 4, any shares of Series Seed Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Seed Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the "*Preferred Conversion Rate*" then in effect (determined as provided below) by the number of shares of Series Seed Preferred Stock being converted.

(b) **Automatic Conversion**. Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Conversion Price, upon (i) the affirmative election of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock; or (ii) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation, with gross proceeds to the Corporation of at least $25,000,000 (a "*Qualified IPO*"). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(e).

(c) **Preferred Conversion Rate**. The conversion rate in effect at any time for conversion of the Series Seed Preferred Stock (the "*Preferred Conversion Rate*") shall be the quotient obtained by dividing the Original Issue Price by the Preferred Conversion Price, calculated as provided in Section 4(d).

(d) **Preferred Conversion Price**. The conversion price for the Series Seed Preferred Stock shall initially be the Original Issue Price (the "*Preferred Conversion Price*"). Such Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Preferred Conversion Price herein shall mean as so adjusted.

(e)   **Mechanics of Conversion**.

(i)   Upon a conversion of Series Seed Preferred Stock pursuant to Section 4(a), the holder of Series Seed Preferred Stock who desires to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series Seed Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number and type of shares of Series Seed Preferred Stock being converted. The Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Seed Preferred Stock being converted. Any fractional shares of Common Stock otherwise issuable to any holder of Series Seed Preferred Stock shall be rounded up to nearest whole share. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Seed Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(ii)   Upon the occurrence of any of the events specified in Section 4(b) above, the outstanding shares of Series Seed Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Seed Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Seed Preferred Stock, the holders thereof shall surrender the certificates representing such shares at the office of the Corporation or its transfer agent. There shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which such shares of Series Seed Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(e)(i) above.

(f)   **Adjustment for Stock Splits and Combinations**. If at any time or from time to time after the date hereof the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series Seed Preferred Stock, the Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the date hereof the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series Seed Preferred Stock, the Preferred Conversion Price in

effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(f) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(g)   **Adjustment for Common Stock Dividends and Distributions**. If at any time or from time to time after the date hereof the Corporation pays a dividend or other distribution in additional shares of Common Stock, the Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance, as provided below:

(i)   The Preferred Conversion Price shall be adjusted by multiplying the Preferred Conversion Price then in effect by a fraction equal to: (A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and (B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii)   If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Conversion Price shall be adjusted pursuant to this Section 4(g) to reflect the actual payment of such dividend or distribution.

(h)   **Adjustment for Other Dividends and Distributions**. If at any time or from time to time after the date hereof, the Corporation declares or pays to holders of Common Stock a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, the holders of the Series Seed Preferred Stock shall be entitled to receive upon conversion of such shares of Series Seed Preferred Stock (in addition to the number of shares of Common Stock already receivable), based upon the then-applicable Preferred Conversion Rate, the amount of other securities of the Corporation which they would have received had their Series Seed Preferred Stock been converted into Common Stock on the date of such dividend or distribution and had they thereafter, during the period from the date of such dividend or distribution to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series Seed Preferred Stock or with respect to such other securities by their terms.

(i)   **Adjustment for Reclassification, Exchange and Substitution**. If at any time or from time to time after the date hereof, the Common Stock issuable upon the conversion of the Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise

(other than an Acquisition or Asset Transfer as defined in Section 3 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series Seed Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(j)   **Reorganizations, Mergers or Consolidations**. If at any time or from time to time after date hereof, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 3 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series Seed Preferred Stock shall thereafter be entitled to receive upon conversion of the Series Seed Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series Seed Preferred Stock after the capital reorganization to the end that the provisions of this 4 (including adjustment of the Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Seed Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(k)   **Notice of Adjustment**. In each case of an adjustment of the Preferred Conversion Price, the Corporation, at its expense, shall compute such adjustment in accordance with the provisions hereof and prepare a statement showing such adjustment and provide such statement in writing to each registered holder of Series Seed Preferred Stock. The statement shall set forth such adjustment, showing in detail the facts upon which such adjustment is based, including (i) a summary of the transaction or event causing the adjustment, (ii) the Preferred Conversion Price prior to such adjustment, (iii) the calculations performed to adjust the Preferred Conversion Price, and (iv) the Preferred Conversion Price following such adjustment.

(l)   **Notices of Record Date**. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series Seed Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of at least a majority of the outstanding Series Seed Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a

description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

          (m)   **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of Series Seed Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Seed Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, round such fractional share up to the nearest whole share.

          (n)   **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Seed Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Seed Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose; *provided*, *however*, that if the consent of the holders of Series Seed Preferred Stock is required to approve such corporate action, the holders of Series Seed Preferred Stock shall cooperate in good faith with respect to such approval.

          (o)   **Notices**. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile, if sent during normal business hours of the recipient; if not, then on the next business day, and (iii) upon receipt, if sent by registered or certified mail, return receipt requested, postage prepaid, or by nationally recognized overnight courier, next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

          (p)   **Payment of Taxes**. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered.

(q) **No Dilution or Impairment**. The Corporation shall not amend these Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms of this Section 4.

Article III.
Agent -- Offices

A. Initial Registered Agent. The street address of the initial registered office of the Corporation is Nicholas Bouck, and the name of its initial registered agent at that address is 2731 Colorado Blvd., Idaho Springs, Colorado 80452.

B. Initial Principal Office. The address of the Corporation's initial principal office is 2731 Colorado Blvd., Idaho Springs, Colorado 80452.

Article IV.
Incorporator

The name and address of the incorporator is:

Nicholas Bouck
2731 Colorado Blvd.
Idaho Springs, Colorado 80452

Article V.
Purpose -- Powers

A. Purpose. The purpose for which the Corporation is organized is to conduct all lawful business for which corporations may be organized pursuant to the Act.

B. Powers. The Corporation shall have and may exercise all of the powers and privileges conferred upon corporations by the Act as in effect from time to time and any successor law.

Article VI.
Preemptive Rights

No shareholder of the Corporation shall be entitled as of right to acquire unissued shares of the Corporation or securities convertible into such shares or carrying a right to subscribe for or to acquire such shares.

Article VII.
Voting and Action by Written Consent

A. **Votes**. Each holder of Common Stock shall be entitled to one vote for each share held.

B.   **No Cumulative Voting**. Cumulative voting shall not be used in the election of directors or for any other purpose.

C.   **Action by Written Consent**. Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.

Article VIII.
Board of Directors

The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors. The board shall consist of one or more members, with the number specified or fixed in accordance with the bylaws. The directors shall be elected at each annual meeting of the shareholders. Each director shall continue to serve until such director's successor is elected and qualifies.

Article IX.
Limitation on Director Liability

There shall be no personal liability, either direct or indirect, of any director of the Corporation to the Corporation or to its shareholders for monetary damages for any breach or breaches of fiduciary duty as a director; except that this provision shall not eliminate the liability of a director to the Corporation or to its shareholders for monetary damages for any breach, act, omission or transaction as to which the Act prohibits expressly the elimination of liability. This provision shall not limit the rights of directors of the Corporation for indemnification or other assistance from the Corporation. Any repeal or modification of this Article IX shall not adversely affect any right or protection of a director of the Corporation under this Article IX, as in effect immediately prior to such repeal or modification, with respect to any act or omission of such director occurring prior to such repeal or modification.

Article X.
Indemnification

The Corporation shall indemnify, to the maximum extent permitted by the Act, any person who is or was a director or officer of the Corporation, and may indemnify, to the maximum extent permitted by the Act, any person who is or was an employee or other agent of the Corporation, against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he or she is or was a director, officer, employee, or agent of the Corporation or because he or she is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation's request. The Corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

Article XI.
Term

The Corporation shall have perpetual existence.

EXHIBIT G

Video Transcript

Nicholas Bouck: My brother and I started Bouck Brothers Distilling because we wanted to be part of creating a great whiskey and really make something great that we could call our own and put our own spin on and do that in a local way for a small community that's a vacation destination like Idaho Springs.

Matt Wyant: Quality plays a huge role here in our facility. We take all the time in the world to make sure we put out a great product and just utilizing all the ingredients that we have here in Colorado and we always look forward to seeing the customers eyes light up when they get to take that sip and to see people like it is great for us.

Zachary Bouck: We craft our whiskey using grain from family-owned Colorado farms and use wild Colorado yeast in our mashing process. And we don't take shortcuts. It's not just about the whiskey in the bottle, it's also about a commitment to our customers. We're not satisfied with only creating a great bourbon, we're innovating the world of whiskey with our unique aging strategies like our Idaho Springs whiskey, and also challenging convention with our award-winning Colorado coffee whiskey.

Rob Brozovich: As a liquor store owner, I love carrying products like this. It separates you a little bit from the apple jacks and the big boys but to be able to have these craft brands and then to have them do so well is the most rewarding part about supporting these guys.

Nicholas Bouck: One of the reasons we're looking for a community investment in the distillery is so we can start putting away barrels for the long term where we can get into those straight bourbons and straight whiskeys that have to sit in a barrel for two years. Right now, we're selling our whiskey as fast as we can make it on the equipment we currently have. This is a chance for someone who's interested in participating in the newly starting distillery boom to be a part of that in the future and to have real ownership in a distillery.